SAMSON OIL & GAS ANNOUNCES AGREEMENT TO SELL GAS ASSETS

Denver 1700 hours 24 March, 2011, Perth 0700 hours, 25 March, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that it has agreed to sell its gas assets in the Jonah and Lookout Wash Fields in the greater Green River Basin, Wyoming for $6.3 million to a group of private buyers. The transaction is currently expected to close on or before March 30th, 2011.  When closed, the sale will have an effective date of January 1, 2011.

The sale of these gas properties will cause the Company to recognize a tax loss that will offset some of the income tax liability it previously incurred by the sale of acreage in Goshen County, Wyoming completed in November 2010.  The tax benefit is presently expected to be approximately $8 million, though the final amount will not be determined until the tax return for the year ended June 30, 2011 is completed and filed.

The sale of these gas assets is consistent with the business strategy Samson announced in October 2010, allowing Samson to focus on developing its two oil plays, the Bakken Formation in North Dakota and the Niobrara Formation in Wyoming.  That strategy also calls for the Company to become debt free in May 2011 when its debt facility with Macquarie Bank, bearing a current balance of $9.7 million, matures.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 277 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$3.75 per ADS on March 24th, 2011 the company has a current market capitalization of approximately US$371.2 million.  Correspondingly, based on the ASX closing price of A$0.185 on March 24th, 2011, the company has a current market capitalization of A$366.3 million.  The options have been valued at their closing price of A$0.175 on March 24th, 2011 and translated to US$ at the current exchange of 1.0129 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.